

December 3, 2014

Via E-mail
Kai-Shing Tao
Chief Executive Officer
Remark Media, Inc.
3930 Howard Hughes Parkway, Suite 400
Las Vegas, NV 89169

> **Re: Remark Media, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2014**
> **File No. 001-33720**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1: Increase Authorized Shares of Common Stock, page 9

1. Please expand your disclosure in this proposal to describe the general effect upon the rights of existing security holders. This disclosure should describe in particular the potential dilutive impact on existing shareholders when the authorized shares are issued.

2. Please tell us whether you presently have any plans, proposals or arrangements, written or otherwise, other than those described under Proposal No. 3 and No. 4. If not, please disclose that you have no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director